MAIL STOP 3561

November 9, 2006

Mr. C. Christian Winkle
Chief Executive Officer
MQ Associates, Inc.
4300 North Point Parkway
Alpharetta, GA 30022

>   **Re: MQ Associates, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2004 and**
>   **Correspondence Filed September 11, 2006**
>   **File No. 333-101399**

Dear Mr. Winkle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. We note that you reached settlement with greater than 99.5% of your public investors, which released you from any and all claims and matters relating to and arising from your restatements. Please tell us whether the notes are freely transferable, and if so, whether any potential purchaser of the notes would receive the

notes subject to the release of claims. Further, tell us about the claim rights of the approximately 0.5% of your public investors that did not provide a release and the availability of restatement information to that investor group.

Financial Statements

Notes to Financial Statements

Note 2 – Prior Period Restatement, page 75

2. We note your response to prior comments one through three. While we note the remedial actions taken by management as a result of the restatements, we continue to believe that amendment of your periodic reports to provide additional details regarding the restatements is necessary to provide fair and complete disclosure. While we note your statement that the noteholders were able to request additional information regarding the restatements prior to the completion of this process, we believe that all registrants have an obligation under the Exchange Act to provide complete disclosure regarding material events, and that your current disclosures regarding the restatements are incomplete. Accordingly, please amend your Form 10-K to include key portions of your responses to prior comments one through three. While it may not be necessary to provide all of the information included in your supplemental response, we believe that the revised disclosures should include additional details regarding the nature and effect of each specific category of restatement, such as that which was provided in your response to prior comment one, along with the specific nature of the revisions made to your policies and procedures regarding revenue, accounts receivable, accounts payable and property and equipment.

Allowances for Contractual Adjustments and Doubtful Accounts Adjustment, page 78

3. We reviewed your response to our prior comment two. Please amend your Form 10-K to include sufficient detail to enable current and prospective investors evaluate the factors contributing to your restatements. Also, revise to include portions of your response as it relates to why you believe your accounts receivable and revenue are now fairly stated.

Property and Equipment Adjustments, page 78

4. We note your response to prior comment three. Please revise your disclosure to include the reconciliation of your property and equipment balances as stated in your supplemental response. We note that it appears that no disclosure was made regarding the reclassification of CIP from other long-term assets, and that the

reclassification disclosure noted on page 87 represents boilerplate disclosure that provides no information regarding the amounts actually reclassified.

1934 Act Periodic Reports

5. We note your response to prior comment four. We continue to believe that the revised financial statements and related disclosures for the years ended December 31, 2001 and December 31, 2000 should be provided in accordance with Rule 3-03(c) of Regulation S-X. Irrespective of the timing of the periods affected, we believe that previously filed financial statements must be amended if the financial statements have been materially restated. If you believe that the revised financial statements for these periods do not need to be provided because the amounts are not material to the financial statements taken as a whole, please provide us with your analysis supporting this conclusion. Tell us how you evaluated the materiality of the restatements considering Staff Accounting Bulletins No. 99 and 108 and other guidance as applicable.

6. We note your response to prior comment five, including your statement that quarterly information for the 2003 quarterly periods is disclosed as part of Note 21 to the financial statements. We note that the data referenced does not provide the effect of the restatements for the quarterly periods in 2003 with respect to the balance sheet and statement of cash flows. In addition, this disclosure does not provide any analysis with respect to the 2002 quarterly periods. Accordingly, we continue to believe that restated financial statements and related disclosures for each of these periods should be provided. Please advise or revise accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: William L. Tolbert, Jr., Jenner & Block LLP